UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of report: May 15, 2014

Commission file number 1-33867

TEEKAY TANKERS LTD.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Tankers Ltd. dated May 15, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: May 15, 2014	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY TANKERS LTD. REPORTS

FIRST QUARTER 2014 RESULTS

Highlights

•	Reported first quarter 2014 adjusted net income attributable to shareholders of Teekay Tankers of $16.9 million, or $0.20 per share (excluding specific items which increased GAAP net income by $9.6 million, or $0.11 per share).

•	Generated Cash Available for Distribution (CAD) of $0.36 per share.

•	In the first quarter of 2014, Teekay Tankers recognized the highest spot tanker earnings in its Suezmax and Aframax segments since 2010.

•	In April 2014, Teekay Tankers agreed to acquire an ownership interest in Teekay Corporation’s commercial and technical management operations for approximately $15.6 million.

•	In early-May 2014, Teekay Tankers sold its two VLCCs to Tanker Investments Ltd. (TIL) for $154 million. Pro forma for this transaction, Teekay Tankers had total liquidity of approximately $300 million as of March 31, 2014.

Hamilton, Bermuda, May 15, 2014—Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported adjusted net income attributable to shareholders of Teekay Tankers(1) (as detailed in Appendix A to this release) of $16.9 million, or $0.20 per share, for the quarter ended March 31, 2014, compared to adjusted net loss attributable to shareholders of Teekay Tankers of $3.5 million, or $0.04 per share, for the same period in the prior year. The increase in adjusted net income attributable to shareholders of Teekay Tankers is primarily due to stronger spot rates in the first quarter of 2014 as compared to the same period in the prior year and an increase in interest income recognized from the Company’s investment in term loans. Adjusted net income attributable to shareholders of Teekay Tankers excludes a number of specific items that had the net effect of increasing net income attributable to shareholders of Teekay Tankers by $9.6 million, or $0.11 per share, for the three months ended March 31, 2014 and decreasing the net loss by $1.6 million, or $0.02 per share, for the three months ended March 31, 2013, as detailed in Appendix A to this release. Including these items, the Company reported, on a GAAP basis, net income attributable to shareholders of Teekay Tankers of $26.4 million, or $0.31 per share, for the quarter ended March 31, 2014, compared to a net loss attributable to shareholders of Teekay Tankers of $2.0 million, or $0.02 per share, for the quarter ended March 31, 2013. Net revenues(2) were $60.3 million and $42.0 million for the quarters ended March 31, 2014 and March 31, 2013, respectively.

During the first quarter of 2014, the Company generated $30.1 million, or $0.36 per share, of Cash Available for Distribution(3), compared to $10.4 million, or $0.12 per share, in the fourth quarter of 2013. On April 4, 2014, Teekay Tankers declared a dividend of $0.03 per share for the first quarter of 2014, which was paid on April 30, 2014 to all shareholders of record on April 17, 2014. Since the Company’s initial public offering in December 2007, it has declared dividends in 26 consecutive quarters, which now total $7.335 per share on a cumulative basis.

(1)	Adjusted net income (loss) attributable to shareholders of Teekay Tankers is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP) and for information about specific items affecting net income (loss) that are typically excluded by securities analysts in their published estimates of the Company’s financial results.
(2)	Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP.
(3)	Cash Available for Distribution represents net income (loss), plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and other non-cash items. Please refer to Appendix B to this release for a reconciliation of Cash Available for Distribution (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.

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“During the first quarter of 2014, Teekay Tankers realized its highest quarterly earnings in its Suezmax and Aframax crude spot tanker segments since 2010, mainly as a result of higher crude oil imports into China, an increase in long-haul crude oil movements from the Atlantic basin to Asia, and strong seasonal factors,” commented Bruce Chan, Teekay Tankers’ Chief Executive Officer. “While rates have since softened from the five-year high levels experienced in January 2014 and are expected to remain soft as we enter the seasonally weaker Northern Hemisphere summer months, we believe that stronger oil demand, limited growth in the crude tanker fleet, and improving economic conditions will continue to support a general firming of average spot tanker rates starting in 2014.”

“We are pleased to announce that in April 2014, we reached an agreement with our sponsor, Teekay Corporation, to acquire an ownership interest in Teekay’s conventional tanker commercial and technical operations. We believe this investment will enable Teekay Tankers to generate additional income as the tanker market recovers and as the number of vessels under commercial and technical management increases,” said Mr. Chan.

Mr. Chan continued “With the recent $154 million sale of our two VLCCs to TIL, which had previously secured our original $115 million investment in term loans, we recognized a strong total return of approximately 12 percent per annum since our initial investment in the loans in July 2010. We have used the proceeds from the sale to repay our revolving credit facility which provides the Company with additional financial strength and flexibility.”

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Summary of Recent Developments

Agreement to Acquire Teekay’s Commercial and Technical Operations

In April 2014, Teekay Corporation (Teekay) and Teekay Tankers’ Boards of Directors agreed for Teekay Tankers to acquire a 50 percent ownership interest in Teekay’s conventional tanker commercial and technical management operations (Teekay Operations) for approximately $15.6 million. Consideration for the transaction will be in the form of Teekay Tankers Class B common shares at a price of $3.70 per share, which represents the trailing 20-day volume-weighted average price at the time of agreement. Teekay Operations includes direct ownership in three commercially managed tanker pools, which currently generate income from commercially managing a fleet of 89 vessels, and direct ownership in Teekay Marine Limited, which currently generates income from technically managing a fleet of 51 vessels, including vessels owned by the Company. The transaction is expected to be completed during the second quarter of 2014.

Monetization of Term Loan Investment

In late-March 2014, Teekay Tankers exercised its rights under the security documentation to realize the amounts owed under the Company’s investment in term loans and assumed full ownership of two 2010-built Very Large Crude Carriers (VLCCs), which previously secured the investment in term loans. At the time of assumption of ownership, these vessels had a fair value of $144 million, which exceeded the carrying value of the loans. As a result, in the first quarter of 2014 the Company recognized $9.1 million of interest income owing under the loans.

As of March 31, 2014, the two VLCCs were classified as held for sale, and in early-May 2014, Teekay Tankers sold the vessels to TIL for a total price of $154 million.

Investment in Tanker Investments Ltd.

In January 2014, Teekay Tankers and Teekay jointly created TIL, which will seek to opportunistically acquire, operate, and sell modern secondhand tankers to benefit from an expected recovery from the current cyclical low of the tanker market. TIL completed a $250 million equity private placement in which Teekay Tankers and Teekay co-invested $25 million each for a combined 20 percent ownership interest in the new company. In addition, Teekay Tankers and Teekay received warrants to acquire up to an additional 750,000 shares each of TIL’s common stock, linked to TIL’s future share price performance. In March 2014, TIL completed a $175 million initial public offering and listed its shares on the Oslo Stock Exchange, which reduced the Company’s ownership interest in TIL to 6.5 percent.

To date, TIL has completed the acquisition of two 2010-built VLCC vessels from Teekay Tankers, four 2009-built Suezmax tankers from Teekay, and three 2009 and 2010-built Aframax tankers from third parties and entered into agreements to acquire two additional 2009 and 2010-built Aframax tankers and two 2012-built coated Aframax vessels from third parties. The remaining proceeds from the equity private placement and the initial public offering are expected to be used for general corporate purposes and future vessel acquisitions. In addition, TIL is in the process of finalizing a new $200 million revolving credit facility, which is expected to be completed in the second quarter of 2014.

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Tanker Market

Crude tanker spot rates strengthened significantly during the first quarter of 2014, with Aframax and Suezmax rates achieving their highest quarterly averages since the fourth quarter of 2008 and the second quarter of 2010, respectively. The increase in tanker rates was primarily due to a combination of stronger fundamentals and seasonal factors, particularly during January and February of 2014. Record high crude oil imports by China of 6.6 million barrels per day (mb/d) during January 2014, and a greater volume of long-haul Asian crude imports from West Africa, led to an increase in crude tanker tonne-mile demand during the early part of the first quarter. Seasonal weather delays, particularly in the Atlantic basin, further tightened the freight market and led to a significant spike in crude tanker rates. These strong rates dissipated during March 2014 as seasonal factors abated and Chinese crude imports slowed. This weakness has extended into the early part of the second quarter of 2014.

Product tanker rates remained relatively flat during the first quarter of 2014, failing to benefit from the seasonal factors which drove up crude tanker rates. Medium-Range (MR) tanker rates declined during the quarter as the onset of seasonal refinery maintenance from March 2014 onwards led to a reduction in product exports from the United States. Conversely, Long Range 2 (LR2) tanker rates gradually improved during the quarter due to an increase in naphtha volumes from the Middle East and the Atlantic Basin to Asia; however, rates remain below the long-term average.

The world tanker fleet grew by 1.6 million deadweight tonnes (mdwt), or 0.3 percent, in the first quarter of 2014. A total of 3.7 mdwt of new tankers were delivered into the fleet, the lowest first quarter delivery total since 1998, while 2.1 mdwt of tankers were scrapped. The tanker orderbook currently stands at 67 mdwt, or approximately 13 percent of the existing world tanker fleet. Taking into account expected slippage and scrapping, the Company estimates the tanker fleet to grow by approximately 1.2 percent in 2014, the lowest level of tanker fleet growth since 2001, and by approximately 1.8 percent in 2015.

In its April 2014 World Economic Outlook, the International Monetary Fund (IMF) left its outlook for global GDP growth broadly unchanged at 3.6 percent and 3.9 percent for 2014 and 2015, respectively. This is an improvement on global GDP growth of 3.0 percent in 2013 and signals an expected continuing recovery of the global economy. Global oil demand is projected to grow by 1.2 mb/d in 2014 based on the average of the forecasts of the International Energy Agency, the Energy Information Administration, and OPEC, a slight increase from oil demand growth of the 1.1 mb/d in 2013. The forecasted increase in global oil demand is expected to translate into increased demand for crude oil tankers in 2014 compared to 2013.

Stronger global oil demand growth coupled with low tanker fleet growth, particularly in the crude segments, is expected to lead to an increase in tanker fleet utilization and therefore, freight rates during 2014 and 2015.

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Operating Results

The following table highlights the operating performance of the Company’s time-charter and spot vessels measured in net voyage revenue per revenue day, or time-charter equivalent (TCE) rates, before related-party pool management fees, related-party commissions and off-hire bunker expenses:

	Three Months Ended
	March 31, 2014	December 31, 2013	March 31, 2013
Time-Charter Out Fleet
Suezmax revenue days	180	176	188
Suezmax TCE per revenue day	$20,308	$19,490	$19,718
Aframax revenue days	812	804	809
Aframax TCE per revenue day	$17,586	$17,189	$17,259
MR revenue days	90	92	218
MR TCE per revenue day (i)	$34,069	$35,054	$28,734
Spot Fleet
Suezmax revenue days	685	683	690
Suezmax spot TCE per revenue day	$28,079	$15,221	$13,821
Aframax revenue days	266	276	356
Aframax spot TCE per revenue day (ii)	$22,591	$13,893	$11,848
LR2 revenue days	270	276	270
LR2 spot TCE per revenue day	$13,905	$12,901	$15,350
MR revenue days	180	181	32
MR spot TCE per revenue day	$13,403	$15,772	$8,405
VLCC revenue days	20	—	—
VLCC spot TCE per revenue day	$23,378	—	—
Total Fleet
Total Fleet
Suezmax revenue days	865	859	878
Suezmax TCE per revenue day	$26,462	$16,096	$15,086
Aframax revenue days	1,078	1,080	1,165
Aframax TCE per revenue day	$18,821	$16,347	$15,605
LR2 revenue days	270	276	270
LR2 TCE per revenue day	$13,905	$12,901	$15,350
MR revenue days	270	273	250
MR TCE per revenue day (i)	$20,291	$22,279	$26,113
VLCC revenue days	20	—	—
VLCC TCE per revenue day	$23,378	—	—

(i)	The charter rate on the MR tanker includes approximately $14,000 per day for the additional costs relating to Australian crew versus international crew.
(ii)	The combined average spot TCE rate for the Aframax tankers trading in both the Aframax Pool and on non-pool voyage charters was $9,956 per day for the three months ended March 31, 2013.

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Teekay Tankers’ Fleet

The following table summarizes the Company’s fleet as of May 1, 2014:

	Owned Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tankers	2	—	2
Aframax Tankers	9	—	9
MR Product Tankers	1	—	1
VLCC Tanker(i)	1	—	1

Total Fixed-Rate Fleet	13	—	13

Spot-rate:
Suezmax Tankers	8	—	8
Aframax Tankers(ii)	2	1	3
LR2 Product Tankers	3	—	3
MR Product Tankers	2	—	2
VLCC Tankers(iii)	2	—	2

Total Spot Fleet	17	1	18

Total Teekay Tankers Fleet	30	1	31

(i)	The Company’s ownership interest in this vessel is 50 percent.
(ii)	The Aframax tanker BM Breeze is currently time-chartered in for a 12-month period ending in January 2015, with options to extend up to an additional 24 months.
(iii)	The two VLCC tankers were classified as held for sale as of March 31, 2014 and were subsequently sold on May 9, 2014.

Liquidity

As of March 31, 2014, the Company had total liquidity of $149.4 million (which consisted of $27.1 million of cash and $122.3 million in an undrawn revolving credit facility), compared to total liquidity of $173.9 million as at December 31, 2013. Giving pro forma effect to the $154 million in aggregate proceeds from the sale of two VLCC tankers in early-May 2014, the Company’s liquidity at March 31, 2014 was approximately $300 million.

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Availability of 2013 Annual Report

The Company filed its 2013 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (SEC) on April 30, 2014. Copies of this report are available on Teekay Tankers’ website, under “SEC Filings”, at www.teekaytankers.com. Shareholders may request a printed copy of this Annual Report, including the complete audited financial statements, free of charge by contacting Teekay Tankers’ Investor Relations.

Conference Call

The Company plans to host a conference call on Thursday, May 15, 2014 at 1:00 p.m. (ET) to discuss its results for the first quarter of 2014. An accompanying investor presentation will be available on Teekay Tankers’ website at www.teekaytankers.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 711-9538 or (416) 640-5925, if outside of North America, and quoting conference ID code 8570113.

•	By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekaytankers.com (the archive will remain on the website for a period of 30 days).

The conference call will be recorded and available until Thursday, May 22, 2014. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 8570113.

About Teekay Tankers

Teekay Tankers currently owns a fleet of 27 double-hull vessels, including 11 Aframax tankers, 10 Suezmax tankers, three Long Range 2 (LR2) product tankers, three Medium-Range (MR) product tankers and has one time-chartered in Aframax tanker, all of which vessels an affiliate of Teekay Corporation (NYSE: TK) manages through a mix of short- or medium-term fixed-rate time-charter contracts and spot tanker market trading. The Company also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a minority interest in Tanker Investments Ltd. (OSLO: TIL). Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business.

Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations enquiries contact:

Ryan Hamilton

Tel: +1 (604) 844-6654

Web site: www.teekaytankers.com

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TEEKAY TANKERS LTD.

SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands of U.S. dollars, except share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2014	2013	2013
	(unaudited)	(unaudited)	(unaudited)
Time-charter revenues	21,482	20,832	24,178
Net pool revenues	30,163	19,205	16,098
Voyage charter revenues	996	132	1,850
Interest income from investment in term loans (1)	9,118	1,994	2,827

Total revenues	61,759	42,163	44,953

OPERATING EXPENSES
Voyage expenses	1,439	2,492	2,913
Vessel operating expenses	22,794	21,922	23,054
Time-charter hire expense	1,052	1,021	1,986
Depreciation and amortization	12,502	12,113	11,864
General and administrative	3,192	2,354	3,561
Reversal of loss provision on investment in term loans (2)	—	(14,910)	—
Net loss on sale of vessels	—	—	71

	40,979	24,992	43,449

Income from operations	20,780	17,171	1,504

OTHER ITEMS
Interest expense	(2,347)	(2,468)	(2,511)
Interest income	138	63	4
Realized and unrealized gain (loss) on derivative instruments (3)	1,644	(1,014)	(766)
Equity income (loss)	2,594	564	(1)
Other income (expenses)	3,623	(186)	(183)

	5,652	(3,041)	(3,457)

Net income (loss)	26,432	14,130	(1,953)

Earnings (loss) per share attributable to shareholders of Teekay Tankers (4)
- Basic	0.32	0.17	(0.02)
- Diluted	0.31	0.17	(0.02)
Weighted-average number of total common share outstanding
- Basic	83,617,408	83,591,030	83,591,030
- Diluted	83,973,172	83,591,030	83,591,030

(1)	In 2010, the Company invested in two term loans (Loans) secured by two 2010-built VLCC vessels. The borrowers under the Loans were in default on their interest payment obligations since the first quarter of 2013, and subsequently, in default of the repayment of the loan principal from the loan maturity date in July 2013. In late-March 2014, the Company took full ownership of the vessels held as collateral in satisfaction of the Loans and accrued interest and recorded the vessels at their fair value at that date. As a result, the Company recognized an additional $9.1 million of interest income owing under the Loans.
(2)	A reversal of a loss provision on the Company’s investment in term loans of $14.9 million was recorded for the three months ended December 31, 2013 to fully reverse a loan loss provision previously recorded in 2013.
(3)	Includes realized losses relating to interest rate swaps of $2.5 million, $2.5 million, and $2.4 million for the three months ended March 31, 2014, December 31, 2013 and March 31, 2013, respectively.
(4)	Income (loss) per share attributable to shareholders of Teekay Tankers is determined by dividing (a) net income (loss) of the Company by (b) the weighted-average number of shares outstanding during the applicable period.

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TEEKAY TANKERS LTD.

SUMMARY CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at	As at
	March 31, 2014	December 31, 2013
	(unaudited)	(unaudited)
ASSETS
Cash	27,138	25,646
Pool receivable from related parties	13,025	10,765
Accounts receivable	5,031	4,247
Vessels held for sale	144,000	—
Prepaid assets	14,894	10,361
Investment in term loans	—	136,061
Due from affiliates	25,890	27,991
Vessels and equipment	848,988	859,308
Loan to equity accounted investment	8,680	9,830
Equity accounted investments	35,960	8,366
Derivative asset (i)	5,857	—
Other non-current assets	4,758	4,954

Total assets	1,134,221	1,097,529

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	20,201	23,320
Current portion of long-term debt	20,367	25,246
Current portion of derivative instruments	6,377	7,344
Deferred revenue	423	2,961
Due to affiliates	8,377	11,323
Long-term debt	745,174	719,388
Other long-term liabilities	22,643	23,275
Equity	310,659	284,672

Total liabilities and equity	1,134,221	1,097,529

(i)	Derivative asset reflects the fair value of the stock purchase warrants, which were received in connection with the Company’s involvement in the formation of TIL.

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TEEKAY TANKERS LTD.

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three Months Ended
	March 31, 2014	March 31, 2013
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	4,862	(986)

FINANCING ACTIVITIES
Proceeds from long-term debt	30,998	1,091
Repayments of long-term debt	(5,091)	(5,092)
Prepayment of long-term debt	(5,000)	—
Contribution of capital from Teekay Corporation	1,267
Cash dividends paid	(2,508)	(2,507)

Net financing cash flow	19,666	(6,508)

INVESTING ACTIVITIES
Proceeds from sale of vessel and equipment	—	9,119
Expenditures for vessels and equipment	(365)	(675)
Investment in equity accounted investments	(25,000)	(245)
Loan repayments from equity accounted investment	1,150	—
Term loan advance recoveries	1,179	—

Net investing cash flow	(23,036)	8,199

Increase in cash and cash equivalents	1,492	705
Cash and cash equivalents, beginning of the period	25,646	26,341

Cash and cash equivalents, end of the period	27,138	27,046

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TEEKAY TANKERS LTD.

APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME (LOSS)

(in thousands of U.S. dollars, except per share amounts)

Set forth below is a reconciliation of the Company’s unaudited adjusted net income (loss) attributable to the shareholders of Teekay Tankers, a non-GAAP financial measure, to net income (loss) as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net income (loss) attributable to the shareholders of Teekay Tankers is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	March 31, 2014		March 31, 2013
	(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)
Net income (loss)—GAAP basis	26,432	$0.31	(1,953)	($0.02)

Add (subtract) specific items affecting net income:
Unrealized gain on derivative instruments (2)	(4,091)	($0.05)	(1,631)	(0.02)
Fair value on initial recognition of stock purchase warrants (3)	(3,420)	($0.04)	—	—
Dilution gain on equity accounted investment (4)	(2,054)	($0.02)	—	—
Loss on vessel sale	—	—	71	$0.00
Other (5)	7	$0.00	—	—

Total adjustments	(9,558)	($0.11)	(1,560)	($0.02)

Adjusted net income (loss) attributable to shareholders of Teekay Tankers	16,874	$0.20	(3,513)	($0.04)

(1)	Fully diluted per share amounts.
(2)	Reflects the unrealized gain or loss due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including unrealized gains on interest rate swaps and unrealized gains on the TIL stock purchase warrants.
(3)	Reflects the fair value on the initial recognition of the stock purchase warrants issued by TIL to the Company during the three months ended March 31, 2014, which were received in connection with the Company’s involvement in the formation of TIL.
(4)	Reflects the dilution gain from the share issuance completed as part of TIL’s initial public offering in March 2014.
(5)	The amount recorded for the three months ended March 31, 2014 relates to the 50-percent portion of an unrealized derivative instrument loss recorded by the High-Q Joint Venture, through which the Company owns a 50 percent interest in one VLCC vessel.

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TEEKAY TANKERS LTD.

APPENDIX B – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

CASH AVAILABLE FOR DISTRIBUTION

(in thousands of U.S. dollars, except share and per share data)

Description of Non-GAAP Financial Measure – Cash Available for Distribution

Cash Available for Distribution (CAD) represents net income, plus depreciation and amortization, unrealized losses from derivatives, non-cash items, CAD from the equity accounted investments and any write-offs or other non-recurring items, less unrealized gains from derivatives, equity income from the equity accounted investments and other non-cash items.

Three Months Ended
March 31, 2014
(unaudited)
Net income for the period	26,432
Add:
Depreciation and amortization	12,502
Proportionate share of cash available for distribution from equity accounted investments	1,097
Other	196
Less:
Unrealized gain on derivative instruments	(4,091)
Fair value on initial recognition of stock purchase warrants	(3,420)
Equity income	(2,594)

Cash Available for Distribution	30,122

Weighted average number of common shares outstanding for the quarter, diluted	83,973,172

Cash Available for Distribution per share, diluted (rounded)	$0.36

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TEEKAY TANKERS LTD.

APPENDIX C—RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

NET REVENUES

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Net Revenues

Net revenues represents revenues less voyage expenses where voyage expenses are comprised of all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies; however, it is not required by GAAP and should not be considered as an alternative to revenues or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended
	March 31,	December 31,	March 31,
	2014	2013	2013
	(unaudited)	(unaudited)	(unaudited)
Revenues	61,759	42,163	44,953
Voyage expenses	(1,439)	(2,492)	(2,913)

Net revenues	60,320	39,671	42,040

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, estimated growth in the world tanker fleet in 2014 and 2015, estimated growth in global oil demand and crude oil tanker demand in 2014, and tanker fleet utilization and spot tanker rates in 2014 and 2015; the Company’s financial position and ability to take advantage of growth opportunities in an expected future tanker market recovery; the finalization by TIL of an expected new credit facility; and the timing of Teekay Tankers’ acquisition of an ownership interest in Teekay Operations, future growth in the number of vessels under management, and the expected future effect of such acquisition on the Company’s financial results, including net income. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in the production of or demand for oil; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of tanker newbuilding orders and deliveries or greater or less than anticipated rates of tanker scrapping; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of short- or medium-term contracts and inability of the Company to renew or replace short- or medium-term contracts; changes in interest rates and the financial markets; delays in the completion, if any, of the Company’s acquisition of an ownership interest in Teekay Operations; increases in the Company’s expenses, including any dry docking expenses and associated off-hire days; failure of Teekay Tankers Board of Directors and its Conflicts Committee to accept future acquisitions of vessels that may be offered by Teekay Corporation or third parties; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2013. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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